Filed Pursuant to Rule 433

Registration No. 333-222963

Dated April 29, 2020

PRICING TERM SHEET

April 29, 2020

Southwest Airlines Co.

$750,000,000 4.750% Notes due 2023

$1,250,000,000 5.250% Notes due 2025

Issuer:	Southwest Airlines Co.

Securities:	$750,000,000 4.750% Notes due 2023 (“2023 Notes”) $1,250,000,000 5.250% Notes due 2025 (“2025 Notes” and, together with the 2023 Notes, the “Notes”)

Principal Amount:	2023 Notes: $750,000,000 2025 Notes: $1,250,000,000

Maturity Date:	2023 Notes: May 4, 2023 2025 Notes: May 4, 2025

Coupon:	2023 Notes: 4.750% 2025 Notes: 5.250%

Price to Public:	2023 Notes: 99.586% of the principal amount 2025 Notes: 99.783% of the principal amount

Yield to Maturity:	2023 Notes: 4.900% 2025 Notes: 5.300%

Interest Payment Dates:	May 4 and November 4, commencing November 4, 2020

Payment Frequency:	Semi-Annually

Redemption Provisions:

Make-Whole Call:	2023 Notes: Treasury plus 50 basis points 2025 Notes: Treasury plus 50 basis points

Par Call:	2023 Notes: No par call 2025 Notes: At any time on or after April 4, 2025

Day Count Convention:	30/360

Change of Control Offer:	If a change of control triggering event occurs with respect to any series of Notes, the issuer will be required, subject to certain conditions, to offer to repurchase the applicable series of Notes at a purchase price equal to 101% of the principal amount of such series, plus accrued and unpaid interest on such series, if any, to, but excluding, the date of repurchase.

Settlement Date:	May 4, 2020 (T+3)

Net Proceeds (before expenses):	2023 Notes: $742,395,000 (98.986% of the principal amount). 2025 Notes: $1,239,787,500 (99.183% of the principal amount).

CUSIP/ISIN:	2023 Notes: 844741 BH0 / US844741BH05 2025 Notes: 844741 BJ6 / US844741BJ60

Ratings (Moody’s/S&P/Fitch):*	Baa1/BBB/BBB+

Trade Date:	April 29, 2020

Joint Book-Running Managers:	BofA Securities, Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC Wells Fargo Securities LLC

Co-Managers:	AmeriVet Securities, Inc. Blaylock Van, LLC Comerica Securities, Inc. Drexel Hamilton, LLC Loop Capital Markets LLC Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information herein supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information in the preliminary prospectus supplement.

The issuer expects to deliver the Notes against payment for the Notes on the Settlement Date, which will be the third business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322; BNP Paribas Securities Corp. at 1-800-854-5674; Citigroup Global Markets Inc. at 1-800-831-9146; J.P. Morgan Securities LLC at 1-212-834-4533; or Morgan Stanley & Co. LLC at 1-866-718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.